30 Technology Drive, Warren, New Jersey 07059, 732-564-5000

March 27, 2008

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:               MonoSol Rx, Inc.

                                Withdrawal of Registration Statement on Form S-1

                                File Number: 333-142905

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MonoSol Rx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-142905), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 14, 2007, and amended from time to time thereafter.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates, as terms currently obtainable in the public marketplace are not sufficiently attractive to warrant proceeding with such an offering. The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. The Registrant may, however, undertake a subsequent private offering of securities as permitted by Rule 155(c) under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Keith J. Kendall, MonoSol Rx, Inc., 30 Technology Drive, Warren, New Jersey 07059, facsimile number (908) 561-1209, with a copy to Harva R. Dockery, Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2200, Dallas, Texas 75201, facsimile number (214) 855-8200.

If you have any questions with respect to this matter, please contact Harva R. Dockery of Fulbright & Jaworski L.L.P. at (214) 855-8369.

MONOSOL RX, INC.

By:	/s/ Keith J. Kendall
Name:	Keith J. Kendall
Title:	Executive Vice President and Chief
Financial Officer